UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 814-01672

X1 CAPITAL INC.

(Exact name of registrant as specified in its charter)

6637 S WINDING BROOK DR., FAIRHOPE, AL 36532

(713)614.7755

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common shares of beneficial interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

240

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note:

 On June 16, 2026,  the Board of Directors and Shareholders of X1 Capital Inc. voted to cease to be registered as a business development company. Concurrent with this filing, X1 Capital Inc has filed a Form N-54C.

Pursuant to the requirements of the Securities Exchange Act of 1934, X1 Capital Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

X1 Capital Inc.

By: /s/ James Hickey

Name: James Hickey

Title:   CEO